January 29, 2014

John Grzskiewicz

Senior Counsel

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust – Ascendant Natural Resources Fund Proxy Statement

Dear Mr. Grzskiewicz:

On November 27, 2013, Northern Lights Fund Trust (the "Registrant" or the “Trust”) filed a preliminary proxy statement with respect to the Ascendant Natural Resources Fund.  The Proxy Statement relates to a shareholder meeting to consider approval of a new advisory agreement.  You provided the following comments on January 16, 2014 to the Proxy Statement by phone to Cassandra Borchers.

Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant:

Comment 1.

In the background section on page 2, please clarify whether the Natural Resources Fund is the Master’s Fund’s only feeder fund.

Response.  The Natural Resources Fund is the only feeder to the Master Fund, and this has been clarified in the Proxy Statement.

Comment 2.  Please clarify that the actual amount of the advisory fees previously paid to the adviser would have been the same (all other things remaining equal), if the aggregate 1.35% had been paid by the Natural Resources Fund, rather than the separate advisory fees paid by each of the Natural Resources Fund and the Master Fund.

Response.  The disclosure has been clarified to reflect the fact that the aggregate fees paid by the Funds would have been the same, had 1.35% been charged solely to the Natural Resources Fund.

Comment 3.  In describing the Expense Limitation Agreement, please explicitly state whether it will continue as is until at least January 31, 2015.

Response.  The requested revisions have been made to confirm that the expense limitation agreement will remain in effect under the current terms until at least January 31, 2015.

Comment 4. In the discussion of the Trustees deliberations, please include information regarding the Trustee’s decision to close the Master Fund and collapse the Master-feeder structure.

Response.  Additional information regarding the Trustees’ deliberations has been included.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 352-6632 or JoAnn Strasser at (614) 469-3265

Very truly yours,

Thompson Hine LLP

Thompson Hine LLP